UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of February 2024
Commission File Number: 001-40850

Exscientia plc
(Translation of registrant’s name into English)

The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement Form S-8 (File No. 333-260315) of Exscientia plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Oxford, United Kingdom, February 13, 2024 – Exscientia plc (the “Company”) today announces that its Board of Directors (the “Board”) has decided to terminate the employment of Andrew Hopkins as the Company’s Chief Executive Officer and Principal Executive Officer, and to remove Dr. Hopkins from his role as an Executive Director of the Board, in each case for cause and effective immediately. The Board’s decision was taken following an investigation which found that Dr. Hopkins had engaged in relationships with two employees that the Board determined were inappropriate and inconsistent with the Company’s standards and values. The Nominating and Corporate Governance Committee of the Board is instituting a search for Dr. Hopkins’ successor as Chief Executive Officer.
Dr. Hopkins’ conduct did not impact the Company’s consolidated financial statements or its internal controls over financial reporting, and his termination is unrelated to the Company’s operational or financial performance. The Company remains committed to advancing its internal oncology pipeline and broad partnership portfolio through AI-based drug design and laboratory technologies.
In connection with Dr. Hopkins’ termination, Dave Hallett, the Company’s Chief Science Officer, has been appointed Interim Chief Executive Officer and Interim Principal Executive Officer, effective immediately and until such time as a new Chief Executive Officer commences employment or such other date determined by the Board or upon his earlier resignation. During such term, Dr. Hallett will also serve as an Executive Director on the Board. The compensation terms for Dr. Hallett’s new roles are not yet determined and will be disclosed once available. Dr. Hallett has served as the Company’s Chief Scientific Officer since February 2023 and before that had been the Company’s Chief Operations Officer since January 2020. Dr. Hallett has more than two decades of experience in drug discovery and alliance management. Prior to joining the Company, Dr. Hallett served as Executive Vice President of Chemistry and Executive Vice President of Alliance Management at Evotec. Dr. Hallett trained as a medicinal chemist and served as a Research Fellow at Merck & Co., Inc. He holds a B.A. from the University of Cambridge in Natural Sciences, a Ph.D. from the University of Manchester in Synthetic Organic Chemistry and was a post-doctoral fellow in Synthetic Organic Chemistry at the University of Texas at Austin.
A special committee of the Board engaged outside counsel to undertake the investigation into Dr. Hopkins’ conduct. During the course of the investigation, the Board learned that David Nicholson, Chairman of the Board, had prior knowledge of the existence of the earlier of Dr. Hopkins’ relationships and had addressed the situation directly, and with the involvement of other outside counsel, rather than in consultation with the Board. Following discussions with the Board, on February 12, 2024 Dr. Nicholson tendered his resignation from his positions with the Company as a Non-Executive Director of the Board and the Chairman of the Board. The Nominating and Corporate Governance Committee of the Board is instituting a search for a director to replace Dr. Nicholson on the Board.
In connection with Dr. Nicholson’s resignation from the Board, Elizabeth Crain, a Non-Executive Director and Chair of the Company’s Audit Committee, was appointed on an interim basis to replace Dr. Nicholson as Chair of the Board. Ms. Crain is a Co-Founder of Moelis & Company (“Moelis”) and served as Moelis’ Chief Operating Officer from 2007 to October 2023. In her role as Chief Operating Officer, Ms. Crain was responsible for firm wide strategy and led the global operations and risk functions. Ms. Crain also serves on the Board of Directors of the Nokia Corporation.
Following Dr. Nicholson’s departure, the Company reconstituted its Board committees and Elizabeth Crain, Robert Ghenchev and Franziska Michor will serve on each of the Audit Committee, Remuneration Committee and the Nominating and Corporate Governance Committee.
This Report on Form 6-K contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to Dr. Hopkins’ conduct and its potential effects on the Company’s performance, the Company’s advancement of its pipeline and partnership portfolio, and the Nominating and Corporate Governance Committee’s plans to institute searches for a chief executive officer and non-executive director. Any statement describing Exscientia’s goals, plans, expectations, projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including uncertainty regarding the extent and effects of Dr. Hopkins’ conduct and operational challenges in the wake of the departures of Dr. Hopkins and Dr. Nicholson. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2023 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	February 13, 2024	By:	/s/ Ben Taylor
			Name:	Ben Taylor
			Title:	Chief Financial Officer